Sub-Item 77K:  Changes in registrant’s certifying accountant

The Board of Trustees of Liberty All-Star Equity Fund (the “Fund”) has selected Deloitte & Touche LLP (“D&T”) as independent registered public accountants for fiscal year ended December 31, 2007.  Financial statements for the Fund’s fiscal year ended December 31, 2006 were audited by PricewaterhouseCoopers LLP (“PwC”).

From September, 1999 to August 6, 2007, PwC served as the Fund’s independent registered public accounting firm.  During the two most recent fiscal years, PwC’s audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles.  Further, in connection with its audits for the two most recent fiscal years and through August 6, 2007, there were no disagreements between the Fund and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years.

Neither the Fund nor anyone on its behalf consulted with Deloitte on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).

The Fund has requested that PwC furnish it with a letter addressed to the SEC stating whether PwC agrees or does not agree with the Fund’s response to Item 304(a) of Regulation S-K.